September 19, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

VIA EDGAR CORRESPONDENCE SUBMISSION
Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-141585

Dear Ms. Long:

Please accept this letter as a request by Prairie Creek Ethanol, LLC (the "Company") to accelerate the effective date of the registration statement currently pending before the Commission to Friday, September 21, 2007 at 12:00 P.M. EST or as soon as reasonably practicable thereafter. We believe none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions or concerns.

Very truly yours,

/s/ Valerie D. Bandstra

Valerie D. Bandstra
VDB:hs